Philips publishes 2012 Annual Report

February 25, 2013

Amsterdam, the Netherlands – Royal Philips Electronics (NYSE: PHG, AEX: PHIA) today published its 2012 Annual Report, and expects to file its 2012 Form 20-F with the US Securities and Exchange Commission later today (www.sec.gov).

Philips also published the Agenda for the Annual General Meeting of Shareholders, which will take place on May 3, 2013 at the Hotel Okura in Amsterdam, beginning at 14:00 hours CET.

The 2012 Annual Report is available to shareholders and other interested parties via this internet link.

The Agenda for the Annual General Meeting of Shareholders is available via this internet link.

For more information, please contact:

Steve Klink Philips Corporate Communications Tel: +31 6 1088 8824

E-mail: steve.klink@philips.com

About Royal Philips Electronics

Royal Philips Electronics (NYSE: PHG, AEX: PHIA) is a diversified health and well-being company, focused on improving people’s lives through meaningful innovation in the areas of Healthcare, Consumer Lifestyle and Lighting. Headquartered in the Netherlands, Philips posted 2012 sales of EUR 24.8 billion and employs approximately 118,000 employees with sales and services in more than 100 countries. The company is a leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as male shaving and grooming, home and portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.